UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of December, 2012

Commission File Number: 001-04307

Husky Energy Inc.
(Exact name of registrant as specified in its charter)

707 - 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F                                                    Form 40-F   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

On December 3, 2012 Husky Energy Inc. issued a press release announcing its capital expenditure program for 2013 announcing several new initiatives to build on its momentum.  The press release is attached hereto as Exhibit A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Husky Energy Inc.

By:	/s/ James D. Girgulis
James D. Girgulis
Senior Vice President,
General Counsel & Secretary

Date: December 5, 2012

Exhibit A

Husky Energy Announces New Initiatives and
2013 Production Guidance/Capital Expenditure Program

Calgary, Alberta (December 3, 2012) – Husky Energy is on track to deliver another year of strong business and operational results and is announcing several new initiatives to build on its momentum.

“We have consistently executed against our strategy for nine consecutive quarters,” said Husky CEO Asim Ghosh. “This performance is a result of strong delivery and reliability in all business segments and our focused integration strategy. Our major growth projects in Asia Pacific, the Oil Sands and the Atlantic Region are progressing and continue to meet their milestones.

“The rejuvenation of our foundation in Heavy Oil and Western Canada is also well underway with increased production from heavy oil thermal projects and an emerging focus on oil resource plays.”

New initiatives announced today include:

Corporate

1	Production in 2013 is expected to be in the range of 310,000 to 330,000 barrels of oil equivalent per day (boe/day), compared to estimated average annual production of 301,000 boe/day for 2012.
o
The Company is on track to meet its five-year compound annual production growth goal of 3-5 percent as set in 2010. A new target has been set for the plan period 2012-2017 at an increased compound annual growth rate of 5-8 percent.

2
The $4.8 billion capital expenditure program for 2013 is comparable with the $4.7 billion program in 2012. Approximately 50 percent of Upstream spending will be directed towards the Company’s growth pillars.

Foundation

3
The Rush Lake heavy oil thermal project has been sanctioned and the production capacity has been increased to 10,000 barrels per day (bbls/day) compared to the originally planned 8,000 bbls/day. First oil is expected in 2015.

4
Production from heavy oil thermal is expected to achieve 55,000 bbls/day by 2017 with an additional four thermal projects planned to come on stream, including the 3,500 bbls/day Sandall project, now under construction.

5
Two new heavy oil thermal projects, the 8,000 bbls/day Pikes Peak South and 3,000 bbls/day Paradise Hill, came online ahead of schedule in 2012 and are currently achieving production levels approximately 40 percent higher than their design rates.

Growth Pillars

6	The Liwan Gas Project in the South China Sea is approximately 75 percent complete and remains on target for first production in late 2013/early 2014.
7	Offshore Indonesia, the Company has made four new gas discoveries on the Madura Strait Block. The discoveries are being evaluated for potential tie-in to existing nearby infrastructure.
8
Substantial cost certainty related to the first phase of the Sunrise Energy Project was achieved in the fourth quarter with the conversion of the lump sum contract for the Central Processing Facility. Over 85 percent of the $2.7 billion cost estimate for Phase 1 is now fixed and incorporates all significant contract conversions and facility and efficiency design improvements.

9	Work continued in anticipation of sanction of the South White Rose Extension Project in the Atlantic Region, with the excavation of a subsea drill centre. First oil is expected in 2014.
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A five-year contract was awarded for the new-build harsh environment semi-submersible drilling rig, West Mira, to support the Company’s exploration and development opportunities in the Atlantic Region.

2012 Operational Highlights

The Company focused on executing its business plan in 2012 and the stage is set for the delivery of its major growth projects. Highlights include the following:

Heavy Oil

•
The Pikes Peak South thermal project achieved first oil in the second quarter and reached its 8,000 bbls/day design rate within two months. The project is now realizing production of approximately 11,000 bbls/day.

•	The Paradise Hill thermal project achieved first oil in the second quarter and is achieving production beyond its 3,000 bbls/day design capacity at approximately 4,600 bbls/day.
•	A single well-pair pilot at Rush Lake is contributing approximately 1,000 bbls/day of production and has provided the basis for expanding the full commercial project to 10,000 bbls/day.
•	Site grading was completed at the 3,500 bbls/day Sandall thermal development and the project remains on track for commissioning in 2014.
•	Horizontal well production reached 8,000 bbls/day. Thirty-one well pads were added in 2012 and 125 wells were drilled.
•
A CO2 capture and liquefaction project was completed at the Company’s ethanol plant in Lloydminster. CO2 from the plant is captured and used to enhance oil recovery in nearby reservoirs. The innovation provides a double benefit by allowing more oil to be recovered while reducing CO2 emissions.

Western Canada

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The Company is moving forward with the transformation of its foundation in Western Canada to resource plays. Development activities are focused on six oil resource plays, including the Bakken, Viking, Cardium, Lower Shaunavon, Rainbow Muskwa and the Slater River Canol in the Northwest Territories.

•
At Slater River, applications have been filed to construct an all-season access road to support further development. Evaluations will continue this winter on two vertical wells drilled during the previous season.

•
Development of the liquids-rich gas Ansell play continued with 17 wells expected to be completed by the end of the year. Initial production tests were conducted on the Kaybob Duvernay play, delivering strong liquids yields.

Oil Sands

•	The first phase of the Sunrise Energy Project achieved its major construction milestones according to plan and remains on schedule for first oil in 2014.
•
The Sunrise project continues to achieve its major milestones. All significant contracts for Phase 1, including the Central Processing Facility, have now been converted to lump sum payment. Over 85 percent of the project’s costs are now fixed and the project is more than 50 percent complete.

•	Planning, design and engineering for the next phase of Sunrise continues. Regulatory approvals are in place for up to 200,000 bbls/day of production. (50 percent W.I.)

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Asia Pacific

•	The Liwan Gas Project in the South China Sea remains on schedule for first gas in late 2013/early 2014. The overall project is now approximately 75 percent complete.
•	The central platform jacket was installed on the seabed in preparation for the installation of the topsides portion of the platform in the second quarter of 2013.
•	Offshore Indonesia, the MDA and MBH dual-field development is on track for first production in 2014/2015, while first gas from the BD field in the Madura Strait Block is anticipated in 2015/2016.
•	In addition, four new gas discoveries were made in the Madura Strait Block offshore Indonesia. The discoveries are being evaluated for potential tie-in to existing nearby infrastructure.

Atlantic Region

•	The SeaRose FPSO offstation program was completed safely, ahead of schedule and under budget in the third quarter. An infill well was brought online with results as expected.
•	A new subsea drill centre was excavated in preparation for development of the South White Rose extension. Subject to final approvals, first oil is anticipated from this project in 2014.
•	Pre-sanction work continued on the West White Rose development.
•	To support future drilling and exploration activities, a five-year contract was awarded for a new harsh environment semi-submersible rig. The West Mira is scheduled for delivery in 2015.

Downstream

•
Strong refinery and upgrader throughputs contributed substantially to 2012 results. The Company’s focused integration strategy captured additional revenue and reduced risks associated with volatile commodity pricing.

•	A planned turnaround was completed at the Lloydminster Upgrader in the second quarter and subsequently the Upgrader achieved record monthly production.
•
A new continuous catalytic reformer is expected to be completed by year-end at the Toledo Refinery. The unit replaces three older units and is expected to improve operating efficiency, overall operating reliability and reduce emissions.

•	Construction of a 20,000 bbls/day kerosene hydrotreater at the Lima Refinery is nearing completion, which will increase jet fuel production capabilities and enhance product flexibility.
•
Storage capacity was expanded at Hardisty with the completion of a 300,000-barrel storage tank that will further improve the Company’s ability to take advantage of pricing opportunities. Additional throughput capacity has been secured at Patoka, Illinois to increase crude grade flexibility and maximize arbitrage capabilities.

Production Guidance

In 2010, the Company set a compound annual production growth target of 3-5 percent through the plan period 2010-2015 and is on track to achieve that goal. A new target has now been set for the plan period 2012 to 2017 at an increased compound annual production growth rate of 5-8 percent.

Average annual production for 2012 is forecast to be 301,000 boe/day, which is within the guidance of 290,000 to 315,000 boe/day and reflects the SeaRose and Terra Nova offstation programs.

Production in 2013 is expected to be in the range of 310,000 to 330,000 boe/day. The 2013 forecast includes a planned decrease in natural gas production and an increase in light, medium and heavy oil production, reflecting the shift in capital to higher netback opportunities.

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Production Guidance
	2012	2013
Light / Medium Oil and NGLs (mbbl/day)	95 - 105	110 - 115
Heavy Oil and Bitumen (mbbl/day)	100 - 110	110 - 120

Subtotal – Crude Oil and NGL	195 - 215	220 - 240

Natural Gas (mmcf/day)	560 - 610	540 – 580

Total Production (mboe/day)	290 – 315	310 – 330

2013 Capital Expenditure Program

The 2013 capital expenditure program is designed to build on the momentum achieved over the past two years.

Capital Expenditure Guidance(1)	Guidance 2012 ($billions)	Forecast 2012 ($billions)	Guidance 2013 ($billions)
Upstream
Western Canada Sedimentary Basin (Husky CapEx) (Husky cash outlay)(2)	1.0 0.9	1.3 1.3	1.2 1.1
Heavy Oil	0.8	0.9	0.9
Sunrise (CapEx)	0.6	0.6	0.5
(Cash outlay)(3)	0	0	0
Atlantic Region	0.5	0.5	0.6
Asia Pacific	1.1	0.8	0.8

Upstream Total (CapEx) Upstream Total (Cash Outlay)	4.0 3.3	4.1 3.5	4.0 3.4

Downstream (CapEx)	0.6	0.5	0.7
(Cash outlay)(4)	0.7	0.7	0.8
Corporate	0.1	0.1	0.1

Total (Husky CapEx)	4.7	4.7	4.8

Total (Cash Outlay)	4.1	4.3	4.3
Notes:
(1)	All amounts exclude capitalized interest and administration.
(2)	Under joint venture agreements, specified costs on certain developments are shared or assumed by partner.
(3)	Sunrise capital expenditures paid by Husky partner as per terms of joint venture agreement.
(4)	Downstream includes capital expenditures paid by Husky as per joint venture agreement.

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Investor Day

CEO Asim Ghosh and members of the management team will provide further details on the Company’s strategic initiatives and growth plans at the annual Investor Day, scheduled for 9 a.m. EST December 4 in Toronto, Ontario, Canada. The presentation will be webcast and posted on www.huskyenergy.com under Investor Relations.

Husky Energy is one of Canada’s largest integrated energy companies. It is headquartered in Calgary, Alberta, Canada and is publicly traded on the Toronto Stock Exchange under the symbol HSE and HSE.PR.A. More information is available at www.huskyenergy.com

FORWARD-LOOKING STATEMENT

Certain statements in this document are forward-looking statements within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended, and forward-looking information within the meaning of applicable Canadian securities legislation (collectively “forward-looking statements”). The Company hereby provides cautionary statements identifying important factors that could cause actual results to differ materially from those projected in these forward-looking statements. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely,” “are expected to,” “will continue,” “is anticipated,” “is targeting,” “estimated,” “intend,” “plan,” “projection,” “could,” “aim,” “vision,” “goals,” “objective,” “target,” “schedules” and “outlook”) are not historical facts, are forward-looking and may involve estimates and assumptions and are subject to risks, uncertainties and other factors some of which are beyond the Company’s control and difficult to predict. Accordingly, these factors could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements.

In particular, forward-looking statements in this document include, but are not limited to, references to:

•
with respect to the business, operations and results of the Company generally: the Company's 2013 production guidance, including anticipated production by product type; the Company's 2013 capital expenditure program, including anticipated spending by business segment; the Company's anticipated business and operational results for 2012; the Company's forecast capital expenditures for 2012; the Company's estimated average annual production for 2012; the Company's anticipated compound annual production growth for the plan period 2010-2015; and the Company's target compound annual production growth for the plan period 2012 to 2017;

•
with respect to the Company's Asia Pacific Region: planned timing of first production at the Company's Liwan Gas Project; anticipated timing of installation of the topsides portion of the platform at the Company's Liwan Gas Project; and anticipated timing of first production at the Company's MDA and MBH fields and the BD field at the Madura Strait Block;

•
with respect to the Company's Atlantic Region: anticipated timing of first oil at the Company's South White Rose extension project; and anticipated timing of delivery of the West Mira semi-submersible rig;

•
with respect to the Company's Oil Sands properties: estimated Phase 1 costs of the Company's Sunrise oil sands project; and anticipated timing of first production from Phase 1 of the Company's Sunrise Energy Project;

•
with respect to the Company's Heavy Oil properties: expected timing of commissioning at the Company's Sandall thermal project; anticipated timing of production at the Company's Rush Lake thermal project; anticipated volume of production from heavy oil thermal projects by 2017; and plans to add additional heavy oil thermal projects;

•
with respect to the Company's Western Canadian oil and gas resource plays: drilling plans in Western Canada for the remainder of 2012; the planned development activity in Western Canada; and planned evaluation of vertical wells at Slater River; and

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•
with respect to the Company’s Downstream business segment; expected timing and effects of completion of a continuous catalytic reformer at the Company's Toledo refinery; expected timing and effects of completion of the kerosene hydrotreater at the Company’s Lima Refinery in Ohio; anticipated effects of expansion of storage capacity at Hardisty.

In addition, statements relating to "reserves" and "resources" are deemed to be forward-looking statements as they involve the implied assessment based on certain estimates and assumptions that the reserves or resources described can be profitably produced in the future.

Although the Company believes that the expectations reflected by the forward-looking statements presented in this document are reasonable, the Company’s forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate. Those assumptions and factors are based on information currently available to the Company about itself and the businesses in which it operates. Information used in developing forward-looking statements has been acquired from various sources including third party consultants, suppliers, regulators and other sources.

Because actual results or outcomes could differ materially from those expressed in any forward-looking statements, investors should not place undue reliance on any such forward-looking statements.  By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur.  Some of these risks, uncertainties and other factors are similar to those faced by other oil and gas companies and some are unique to Husky.
 The Company’s Annual Information Form for the year ended December 31, 2011 and other documents filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com and the EDGAR website www.sec.gov) describe the risks, material assumptions and other factors that could influence actual results and are incorporated herein by reference.

Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable securities laws, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.  The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company's course of action would depend upon its assessment of the future considering all information then available.

Disclosure of Oil and Gas Information

Unless otherwise noted, historical production numbers given represent Husky's share.

The Company uses the terms barrels of oil equivalent (“boe”), which is calculated on an energy equivalence basis whereby one barrel of crude oil is equivalent to six thousand cubic feet of natural gas. Readers are cautioned that the term boe may be misleading, particularly if used in isolation. This measure is primarily applicable at the burner tip and does not represent value equivalence at the wellhead.

Note to U.S. Readers

All currency is expressed in Canadian dollars unless otherwise directed.

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For further information, please contact: Investor Inquiries: Rob McInnis Manager, Investor Relations Husky Energy Inc. 403-298-6817	Media Inquiries: Mel Duvall Manager, Media & Issues Husky Energy Inc. 403-513-7602

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